Press Release

HARVEST OPERATIONS CORP. ANNOUNCES 2014 CAPITAL BUDGET

CALGARY, ALBERTA – DECEMBER 16, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) announces that the Board of Directors has approved a 2014 capital expenditure budget of $620 million, to be funded with cash from operations and available credit facilities.

2014 CAPITAL BUDGET HIGHLIGHTS

Harvest has established a capital expenditure budget of $620 million for 2014 comprised of $350 million for Upstream oil & gas operations, $131 million the BlackGold oil sands project, and $139 million for the Downstream refining and marketing business.

Further operational guidance for Harvest’s three business segments will be provided in early 2014.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	December 16, 2013

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca